**MERCANTIL**
SERVICIOS FINANCIEROS

[redacted]

02042888

SEC FILE NUMBER 82-4648

02 JUL 25 AM 10:38

Caracas, July 10, 2002

Filing Desk
**Securities and Exchange Commission**
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

**Attn.: Office of International Corporate Finance**

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached copies of the following documents of this Company:

1. the 2001 Annual Report, approved by the General Ordinary Shareholders Meeting held on March 22, 2002, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Annual Report includes the Notice of General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of December 31, 2001, the Report presented by the Board of Directors, and the Examiners' Report, and

2. copy of a press release announcing the Company's results for the first quarter of 2002, which was issued on April 29, 2002, and filed with the Venezuelan Securities and Exchange Commission (Comisión Nacional de Valores) and the Caracas Stock Exchange on the same date.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addressed envelope.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Sincerely

Guillermo Ponce
Secretary to the Board of Directors

dlw 7/29

MERCANTIL

SEC FILE NUMBER 82-4648

# FINANCIAL REPORT FOR THE FIRST QUARTER OF 2002

## Mercantil Servicios Financieros (MSF) reports its financial results for the quarter ended March 31, 2002

**Caracas Stock Exchange: MVZ - Level 1 ADR: MSVFY**

Caracas, April 29, 2002 – Mercantil Servicios Financieros, C.A. (MSF) took in Bs. 33.7 billion (US$ 38 million) of net income in the first quarter of 2002; that figure was 109% higher than for the first quarter of the previous year. It brought the annualized return on assets (ROA) and on equity (ROE) to 2.5% and 21.2%, respectively, in comparison to 1.4% and 11.2%, respectively, for the first quarter of 2001. Net earnings per share rose from Bs. 45 in 2001 to Bs. 92 this year.

Total Assets stood at Bs. 5 trillion 735.7 billion (US$ 6.423 billion), 9% higher than in December 2001. Equity amounted to Bs. 662.691 billion (US$ 742 million), also exceeding last December's level by 8%. In dollar terms, however, both assets and equity declined by 7% and 10,5% respectively.

### Summary of Financial Statements

| | 03-31-02 | 03-31-01 | increase (decrease) | 03-31-02 | 03-31-01 | increase (decrease) |
|---|---|---|---|---|---|---|
| | Bolivars | | % | US$ Equivalent | | % |
| | (In million, except percentages and income per share) | | | | | |
| **Quarters** | | | | | | |
| **Net Income (1)** | **33,732** | **16,111** | **109.4%** | **38** | **23** | **64%** |
| **Income per share (Bs./share) (1)** | **92** | **45** | **105.6%** | **0.10** | **0.06** | **61%** |
| **ROA** | **2.5%** | **1.4%** | **74.4%** | | | |
| **ROE** | **21.2%** | **11.2%** | **89.4%** | | | |
| Total Assets (2) | 5,735,687 | 4,711,272 | 21.7% | 6,423 | 6,666 | -3.6% |
| Investment Portfolio (2) | 1,925,140 | 1,179,917 | 63.2% | 2,156 | 1,669 | 29.1% |
| Loan Portfolio (2) | 2,561,456 | 2,195,893 | 16.6% | 2,868 | 3,107 | -7.7% |
| Deposits (2) | 4,339,264 | 3,615,999 | 20.0% | 4,859 | 5,116 | -5.0% |
| Shareholders' Equity (2) | 662,691 | 586,236 | 13.0% | 742 | 829 | -10.5% |

(1) 2002 Quarterly average exchange rate: Bs./US$ 898. 2001 Quarterly average exchange rate: Bs./US$ 702

(2) 2002 Quarter end exchange rate: Bs./US$ 893. 2001 Quarter end exchange rate: Bs./US$ 706

MERCANTIL

## VENEZUELA'S ECONOMIC CONDITION

### Oil Prices

Chief among the economic events of the first quarter of 2002 was a major contraction of oil production, in keeping with the latest OPEC agreement. This production cut, intended to drive up oil prices, amounted to 6.5% of the country's production quota (173,000 barrels per day). Its effects were not offset by a price recovery, however; prices only increased by 10.7% on the average.

### The Foreign Exchange Market

In addition to this oil market behavior, the quarter witnessed increasing internal political instability. Those two factors combined to worsen expectations among the economic agents, whose effects made themselves felt in the foreign exchange and money markets. By the middle of February foreign reserves were down by US$ 1.6 billion as a result of the fears pervading the foreign exchange market, while the Central Bank of Venezuela (BCV) held fast to its policy of exchange rate stability; the exchange rate only depreciated by Bs. 1.50/US$ 1 during the period. In the end, however, the persistent capital flight forced the authorities to replace the band system in effect up to that time and let the exchange rate float. This move set off a drastic depreciation of the exchange rate, by almost 40% at the end of February. This initial depreciation was reversed the following month, however, and the exchange rate ended March down by only 18% (See "New Measures for the Venezuelan Financial Sphere").

### Monetary Liquidity

The first quarter saw an intensification of the Venezuelan economy's demonetization, and serious difficulties were encountered as liquidity contracted by 3.6% vs. the same point of 2001. This reduction of liquidity was reflected in the National Treasury's growing inability to obtain sufficient volumes of internal financing. At the same time, deposits in the financial system plunged by 12.8%.

### Interest Rates

The destruction of money provoked by large-scale capital outflow, the tight money policy pursued by the BCV in its attempt to defend the exchange rate, and the Treasury's difficulties in raising funds through placement of internal government debt, combined to drive interest rates up. The average lending rate increased from 21.6% in the first quarter of 2001 to 28.6% in the fourth quarter of 2001 and then to 48.3% in the first quarter of 2002.

### Inflation

The change in the foreign exchange system and the intensification of internal tax pressure (through which the government seeks to compensate for declining revenue flows) have put upward pressure on prices. The inflation rate surged from 2.5% in the first quarter of 2001 to 7.0% in the first quarter of this year, and seems likely to continue rising.

All this has had an adverse impact on economic activity, and given the events occurring as the second quarter got under way, the economy's slowdown could well turn into a contraction, unless there is a far-reaching correction of economic policy.

MERCANTIL

## SUMMARY OF ACCOUNTING PRINCIPLES USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

_Consolidation_

MSF's financial statements are prepared in conformity with the standards prescribed by the National Securities Commission of Venezuela (CNV). Under these standards the financial statements must be consolidated, and accordingly, they include the accounts of the following subsidiaries, among others:

- Banco Mercantil, C.A., Banco Universal, in Venezuela, and its overseas branch and agencies.
- Commercebank, N.A., a bank in the United States.
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A., a bank in Panama.
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary MBC Bank & Trust Limited, a bank in Grand Cayman.
- Merinvest, C.A., a securities brokerage in Venezuela.
- Seguros Mercantil, C.A. and Seguros Orinoco, C.A., insurance companies.

_CNV Accounting Standards_

The CNV ordered MSF's financial statements to be presented in historic figures for fiscal periods following the one ended December 31, 1999. Accordingly, beginning January 2000 MSF discontinued the adjustment of its primary financial statements to reflect the effects of inflation. As a result, fixed assets (among other entries) are shown in inflation-adjusted terms through December 31, 1999 and new additions thereafter are reported at their acquisition cost, which is adjusted so as not to exceed market value as determined by independent appraisers.

The 2001 financial statements have been reclassified for comparative purposes because: a) in the first half of 2001 MSF reversed an adjustment to Retained Earnings it had made in 2000, to adapt to an alternative accounting treatment for investments applied by its principal subsidiary, Banco Mercantil; and b) the CNV's new Accounting Manual for MSF entered into force as of the fourth quarter of 2001, requiring modifications in the structure of the financial statements.

## PERFORMANCE FIGURES FOR THE PRINCIPAL SUBSIDIARIES

**Mercantil Servicios Financieros, C.A.**
**Subsidiaries Contribution**
(At March 31, 2002, in billion of Bolivars, except number of employees)

| | Banco Mercantil 99,69% | | Commercebank 100% | Holding Mercantil Internacional 100% (3) | Seguros Mercantil 100% Seguros Orinoco 99,94% | | Merinvest 100% | Others 100% | TOTAL |
|---|---|---|---|---|---|---|---|---|---|
| Total assets | 3,063 | | 2,326 | 135 | 157 | | 38 | 17 | 5,736 |
| Investment portfolio | 499 | | 1,252 | 66 | 71 | | 33 | 4 | 1,925 |
| Loan portfolio | 1,500 | | 987 | 74 | - | | - | - | 2,561 |
| Deposits | 2,233 | (1) | 2,007 | 99 | - | | - | - | 4,339 |
| Shareholders'equity | 464 | | 105 | 30 | 18 | | 19 | 27 | 663 |
| Net Income | | | | | | | | | |
| Fourth Quarter | 23 | | 5 | - | 2 | | 2 | 2 | 34 |
| Year | 51 | | 13 | - | 2 | | 3 | 2 | 71 |
| Number of employees | 6,762 | | 473 | 32 | 1,343 | (2) | 115 | 69 | 8,794 |

(1) Adicionally there are other deposits in Investments assigned through assets accounts and participations and forwards of debt securities of Bs. 342 billion.

(2) In December 2001, MSF acdquired Seguros Orinoco. At March 31, 2002 including 932 employees of Seguros Orinoco and its subsidiaries.

(3) Holding Mercantil Internacional, consolidated include at Banco Mercantil Venezolano, N. V. and Banco Mercantil (Schweiz) AG

MERCANTIL

## ANALYSIS OF THE QUARTER

## PROFIT AND LOSS

### *FINANCIAL MARGIN*

| Financial Margin After Provisions | | | | |
|---|---|---|---|---|
| | Quarter ended on | | Increase (decrease) | |
| | 03-31-02 | 03-31-01 | Bolivars | % |
| | (In million of Bolivars, except percentages and income per share) | | | |
| Interest Income | 171,182 | 145,161 | 26,021 | 17.9% |
| Interest Expense | 48,177 | 37,557 | 10,620 | 28.3% |
| **Gross Financial Margin** | **123,005** | **107,604** | **15,401** | **14.3%** |
| Provision for Losses on Loan Portfolio | 19,579 | 12,066 | 7,513 | 62.3% |
| Net Financial Margin | 103,426 | 95,538 | 7,888 | 8.3% |

Gross Financial Margin was 14.3% higher in the first quarter of 2002 than in the comparable period of 2001, mainly due to higher interest rates for banking activity in Venezuela and growing average volume of financial assets and liabilities at Commercebank in the United States; the latter were 58% and 51% higher, respectively, in dollar terms than in the first quarter of 2001 (99% and 91% higher, respectively, in bolivar terms).

Interest rates for banking activity in Venezuela rose largely in response to the monetary authorities' policy of restricting liquidity to moderate the pressure on the foreign exchange market. The average lending rate increased from 21.6% in the first quarter of 2001 to 48.3% in the same period of this year. The average deposit rate surged from 11.6% to 30.5% as between the two periods. (See "Venezuela's economic condition").

Financial margin on dollar-denominated transactions fell, in response to the declining interest rates for those transactions. The 90-day Libor reference rate for transactions in the United States declined by 5.2% on the average in the first quarter of 2001 to 1.9% on the average in the first quarter of this year.

### *COMMISSIONS, OTHER INCOME, AND INSURANCE PREMIUMS, NET OF CLAIMS*

| Operating Income | | | | |
|---|---|---|---|---|
| | Quarter ended on | | Increase (decrease) | |
| | 03-31-02 | 03-31-01 | Bolivars | % |
| | (In million of Bolivars, except percentages and income per share) | | | |
| Net Financial Margin | 103,426 | 95,538 | 7,888 | 8.3% |
| **Commissions and Other Income** | **61,166** | **28,579** | **32,587** | **114.0%** |
| **Insurance Premiums, Net of Claims** | **5,250** | **1,096** | **4,154** | **379.0%** |
| Operating Income | 169,842 | 125,213 | 44,629 | 35.6% |

Commissions and Other Income was 114% (Bs. 32.587 billion) higher in the first quarter of 2002 than it had been in the comparable quarter of 2001, for the following reasons:

A 121% (Bs. 7.961 billion) increase in Commissions on Customer Account Transactions, due mainly to higher volume and upward adjustment of rates for some of the services rendered by Banco Mercantil.

A 311.7% (Bs. 4.572 billion) gain on Foreign Currency Transactions, reflecting a higher volume of foreign exchange purchases-sales, partly in response to the modification of Venezuela's foreign exchange system (see "New Measures for the Venezuelan Financial Sphere").

Bs. 19.301 in exchange profits due to the appreciation of the foreign exchange position as a result of the bolivar's 18% devaluation against the U.S. dollar vs. December 2001 (see "New Measures for the Venezuelan Financial Sphere").

A 379% (Bs. 4.154 billion) surge in Income from Premiums, net of claim payments, as a result of improved technical results in Seguros Mercantil's operations and the acquisition of Seguros Orinoco in December 2001; the latter company contributed Bs. 2.877 billion to this item.

***OPERATING EXPENSES***

| | Net Income | | | |
|---|---|---|---|---|
| | Quarter ended on | | Increase (decrease) | |
| | 03-31-02 | 03-31-01 | Bolivars | % |
| | (In million of Bolivars, except percentages and income per share) | | | |
| Operating Income | 169,842 | 125,213 | 44,629 | 35.6% |
| **Operating Expenses** | **129,298** | **105,140** | **24,158** | **23.0%** |
| Income before Taxes, Extraordinary Item and Minority Interest | 40,544 | 20,073 | 20,471 | 102.0% |
| Taxes (Current and Deferred) | 6,704 | 3,931 | 2,773 | 70.5% |
| Minority Interest | (108) | (31) | (77) | 248.4% |
| **Net Income** | **33,732** | **16,111** | **17,621** | **109.4%** |
| Income per Share (Bs./share) | **92** | **45** | **47** | **105.4%** |

Operating Expenses were 23% (Bs. 24.158 billion) higher in the first quarter of 2002 than in the same period of 2001. This category primarily reflects the following:

- A 29.6% (Bs. 12.884 billion) growth of personnel expenses, mainly for the following purposes:

  - ✓ Bs. 4.6 billion from non-recurring provision expenses associated with the personnel rationalization programs under way, chiefly at Banco Mercantil, Seguros Mercantil, and Seguros Orinoco. Banco Mercantil's payroll had been reduced by 5% as of March 31, 2002, compared with December 2001.Bs. 2.0 billion in personnel expenses for Seguros Orinoco.
  - ✓ Bs. 2.0 billion from personnel expenses associated with Seguros Orinoco.
  - ✓ A Bs. 1.4 billion exchange effect of translation of the overseas subsidiaries' personnel expenses.

- A 29.2% (Bs. 10.120 billion) expansion of Other Operating Expenses, which includes: a) Bs. 3.172 billion in reserves for properties received in lieu of payment and provisions for interest receivable, b) Bs. 5.199 billion for Seguros Orinoco, and c) Bs. 1.5 billion reflecting the exchange effect of translating the overseas subsidiaries' expenses. The inflation rate for the period under examination (March 2002 vs. March 2001) was 17.6%.

MERCANTIL

# ANALYSIS OF THE QUARTER

## BALANCE SHEET

| SUMMARY OF BALANCE SHEET | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 03-31-02 | 12-31-01 | 03-31-01 | Increase (decrease) | | March 2002 vs March 2001 | | 03-31-02 |
| | | Bolivars | | March 2002 vs December 2001 | % of change | Increase (decrease) | % of change | US$ (1) |
| | (Million, except percentage) | | | | | | | |
| **Total Assets** | **5,735,687** | **5,274,694** | **4,711,272** | **460,993** | **8.7%** | **1,024,415** | **21.7%** | **6,42** |
| Investment Portfolio | 1,925,140 | 1,399,166 | 1,179,917 | 525,974 | 37.6% | 745,223 | 63.2% | 2,15 |
| Loan Portfolio | 2,561,456 | 2,481,335 | 2,195,893 | 80,121 | 3.2% | 365,563 | 16.6% | 2,86 |
| Other Assets | 315,878 | 299,292 | 270,429 | 16,586 | 5.5% | 45,449 | 16.8% | 35 |
| **Deposits** | **4,339,264** | **4,067,192** | **3,615,999** | **272,072** | **6.7%** | **723,265** | **20.0%** | **4,85** |
| Subordinated Debt | 58,061 | 49,205 | 45,939 | 8,856 | 18.0% | 12,122 | 26.4% | 6 |
| Capital Convertible Liabilities | 2,114 | 15,363 | 54,361 | (13,249) | (86.2)% | (52,247) | (96.1)% | |
| **Shareholders' Equity** | **662,691** | **611,391** | **586,236** | **51,300** | **8.4%** | **76,455** | **13.0%** | **74** |
| Assets in Trust | 1,974,588 | 2,092,590 | 1,767,900 | (118,002) | (5.6)% | 206,688 | 11.7% | 2,21 |
| Investment Assigned Through Liquid Assets Accounts and Participations | 342,129 | 441,151 | 240,981 | (99,022) | (22.4)% | 101,148 | 42.0% | 38 |
| Housing Mutual Fund | 310,540 | 280,024 | 219,792 | 30,516 | 10.9% | 90,748 | 41.3% | 34 |
| Assets Under Management | 178,117 | 139,988 | 84,799 | 38,129 | 27.2% | 93,318 | 110.0% | 19 |

(1) 2002 Quarter end exchange rate: Bs./US$ 893. 2001 Quarter end exchange rate: Bs./US$ 706

### Assets by Currency


53%
47%
Bolivars
Dollars

![MERCANTIL logo]

### *IMPACT OF THE DEVALUATION*

As shown in the preceding figure, MSF's dollar-denominated assets exceed its bolivar-denominated assets as of March 31, 2002, mainly due to the 18% devaluation of the Venezuelan currency that occurred between December 2001 and March 2002. This devaluation was a consequence of a change in the foreign exchange system in force in Venezuela (see "Venezuela's economic condition" and "New Measures for the Venezuelan Financial Sphere").

### *TOTAL ASSETS*

The 9% growth in total assets vis-à-vis December 2001 shown in the preceding balance sheet summary table includes: a) a 24% growth due to the aforementioned currency devaluation, b) a 15% acceleration of real growth of transactions in dollars, and c) a 9% real reduction of transactions in bolivars.

### *CREDIT PORTFOLIO*

MSF's gross portfolio for the first quarter reflects a 9% contraction for Banco Mercantil and an 8% expansion for Commercebank in dollar terms (27% in bolivars) vis-à-vis the end of 2001. Credit portfolio in the Venezuelan financial system as a whole declined by 11% in the same period.

Portfolio quality continued to be highly favorable, reflecting a better performance than for the Venezuelan banking system as a whole. Loans overdue and in litigation amounted to 4.6% of gross portfolio at Banco Mercantil, 3.6% at MSF, and 7.5% for the Venezuelan financial system in the aggregate.

**BY ECONOMIC ACTIVITY**
**(March, 2002)**


6.7%
6.3%
3.1%
3.8%
6.8%
11.7%
6.5%
5.4%
14.2%
35.5%
Commercial
Foreing trade
Home mortgage
Industrial
Construction
Consumer
Services
Agricultural
Car loans
Other

*Banco Mercantil's share of system credit portfolio was 16.1% as of March 31, 2002, compared with 15.8% at December 31, 2001.*

MERCANTIL

***INVESTMENT PORTFOLIO***

Investment portfolio was comprised as shown in the following figures, by type of investment, as of March 31, 2002 and 2001:

**Investment Portfolio**

excludes investment assigned through liquid assets accounts and participations



At March 2002,
33.0%
0.9%
3.0%
25.2%
37.8%
Securities - Venezuelan Government
Securities - USA Government
Securities - Venezuelan Companies
Securities - Foreign Companies, mainly USA
Compañía Anónima Nacional Teléfonos de Venezuela, CANTV's ADS
At March 2001
2.0%
22.1%
45.8%
2.8%
27.3%


***DEPOSITS***

The growth of MSF's deposits vis-à-vis the end of 2001 includes an 12% contraction for Banco Mercantil and a 16% expansion for Commercebank in U.S. dollar terms (37% in bolivar terms). Deposits in the Venezuelan financial system were down by 13% for the same period.

Banco Mercantil's market share for deposits and assigned investments remained at 14.1% as of March 31, 2002, the same level as in December 2001.

## NEW MEASURES FOR THE VENEZUELAN FINANCIAL SPHERE

### *The New General Banks and Other Financial Institutions Act*

The new General Banks and Other Financial Institutions Act entered into force on January 1, 2002. Among the most important innovations this new legislation brings with it are: a) a strengthening of the legal concept of Prudential Standards, prescribed in the law itself or by order or resolution of the Banking Superintendency; b) new provisions regulating on-line services rendered by banks (virtual banking); c) a broadening of the rules governing trust operations; d) a requirement to allocate a percentage of credit portfolio to "microcredits;" and e) new criteria governing links or relations between individuals and legal entities, on the one hand, and Banks, on the other.

### *Indexed Loans*

A group of borrowers with so-called refinanced, indexed, or Mexican mortgage loans, as well as vehicle loans providing for the so-called "balloon installment," granted by Venezuelan financial institutions, brought a complaint to the National Assembly in late 2000. This initiative led to a suit for diffuse or collective rights (class action suit) against the creditor institutions, which was admitted by the Supreme Court of Justice in August 2001.

As expressed in note 30 to the MSF financial statements as of December 31, 2001, the Supreme Court of Justice partially granted that suit in January 2002, and ordered the Central Bank of Venezuela (BCV) to set the interest rate applicable to these loans from 1996 onward.

The BCV announced the applicable interest rates on March 21, 2002, after which the loan installment values were recalculated on the basis thereof. The overall impact of that recalculation on Banco Mercantil is expected to be in the neighborhood of Bs. 26 billion, for both types of loans.

In April 2002 the Banking Superintendency informed the financial institutions of different alternatives for recording the reduction of these credit portfolios. Their counterparts may be: a) retained earnings; b) credit portfolio or other provisions; c) earnings for the period, to some degree; or d) amortization of the adjustment over time, as suggested by the National Banking Council.

Since the BCV and Banking Superintendency's announcements are very recent, the form of calculation, the final amount, and the form of recording the effects of this ruling are currently in the course of being defined. In any event, assuming that the alternative of taking a write-off against equity for the total estimated amount is elected, MSF's equity to risk-weighted assets index as of March 31, 2002 would shift from 19.1% to 18.4%; by comparison, the regulatory minimum prescribed by the CNV is 8%. Banco Mercantil's basic equity index would decline from 13.9% to 13.2%, still above the Banking Superintendency's 10% regulatory minimum. Its equity to risk-weighted assets index would fall from 17.9% to 16.8%, also exceeding the Banking Superintendency's minimum regulatory level of 12%.

### *The Foreign Exchange System*

On February 13, 2002 the Government and the Central Bank of Venezuela (BCV) introduced a new foreign exchange system based on a freely floating exchange rate; the fluctuation band in force up to that time was discontinued. Under the new arrangement, the BCV sells foreign exchange to, and buys it from, the foreign exchange market operators through an auction system, which was inaugurated on February 18, 2002. The average exchange rate for the foreign exchange sold at auction that day was Bs. 929/US$ 1. The final monthly exchange rates for the first quarter of 2002 were: Bs. 765/US$ 1 for January, Bs. 1037/US$ 1 for February, and Bs. 893.25/US$ 1 for March.

## CORPORATE EVENTS

### *MSF Dividends*

In February 2002 MSF paid out dividends of Bs. 7.00 per outstanding Class A and B common share, consistent with the annual dividend payable at quarterly intervals, approved at the November 13, 2001 Special Shareholders Meeting.

An ordinary cash dividend of Bs. 7.00 per common share for the second, third, and fourth quarters of 2002 was approved at the March 22, 2002 Regular Shareholders Meeting, as well as up to Bs. 12.5 billion in shares or cash, payable before the end of the year.

### *Banco Mercantil Dividends*

Banco Mercantil paid out dividends at the rate of Bs. 15 per Common Share, and distributed a total of Bs. 3.236 billion of dividends on preferred shares.

### Banco Mercantil Preferred Shares

In November 2001 MSF acquired 73.7% of the preferred shares issued by Banco Mercantil in December 2000. It acquired another 25.5% in the first quarter of 2002, and announced its acceptance of the procedure for changing some original conditions pertaining to those shares. The most important such change is that the shares will be redeemable in bolivars, having no peg to the dollar, and will receive a single cumulative annual dividend, payable at quarterly intervals in bolivars, not capitalizable, and equivalent to 110% of the average lending rate on the national market, charged by the country's six largest commercial banks (ALR).

### *Stock Repurchase Program*

The fifth phase of MSF's Stock Repurchase Program was approved at the March 22, 2002 Shareholders Meeting. This program has been under way since May 2000. The maximum purchase price in the fifth phase will be Bs. 2,600 per share, subject to market conditions and the company's condition. The phase will last six months, and involve the acquisition of up to 15% of the subscribed and paid-up capital, including the current Treasury holdings of Class A and B shares. A total of 16,413,382 shares, equivalent to 4% of MSF's issued capital, had been repurchased by March 31, 2002, following the December 2001 redemption of 14,777,979 shares included among those acquired in the first two phases and part of the third phase of the Repurchase Program.

MERCANTIL

# MERCANTIL SERVICIOS FINANCIEROS C.A.
## CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

| ASSETS | US$ (1) 03-31-02 | Bolivars, except percentages 03-31-02 | 12-31-01 | 03-31-01 | March 2002 vs December 2001 Increase (decrease) | March 2002 vs December 2001 % of change | March 2002 vs March 2001 Increase (decrease) | March 2002 vs March 2001 % of change |
|---|---|---|---|---|---|---|---|---|
| CASH AND DUE FROM BANKS | | | | | | | | |
| Cash | 120 | 107,277 | 128,157 | 79,718 | (20,880) | (16.3)% | 27,559 | 34.6% |
| Banco Central de Venezuela | 407 | 363,199 | 446,658 | 459,007 | (83,459) | (18.7)% | (95,808) | (20.9)% |
| Venezuelan Banks and Other Financial Institutions | 1 | 1,270 | 23,941 | 6,391 | (22,671) | (94.7)% | (5,121) | (80.1)% |
| Foreign and Correspondent Banks | 41 | 36,461 | 57,753 | 64,657 | (21,292) | (36.9)% | (28,196) | (43.6)% |
| Pending Cash Items | 78 | 69,894 | 92,774 | 110,492 | (22,880) | (24.7)% | (40,598) | (36.7)% |
| Provision for Cash and Due from Banks | (1) | (1,029) | (1,029) | (729) | 0 | 0.0% | (300) | 41.2% |
| | 646 | 577,072 | 748,254 | 719,536 | (171,182) | (22.9)% | (142,464) | (19.8)% |
| INVESTMENT PORTFOLIO (2) | | | | | | | | |
| Investments in Trading Securities | 34 | 30,027 | 30,238 | 23,696 | (211) | (0.7)% | 6,331 | 26.7% |
| Investments in Securities Available for Sale | 1,539 | 1,373,897 | 973,861 | 696,646 | 400,036 | 41.1% | 677,251 | 97.2% |
| Investments in Securities Held to Maturity | 201 | 179,307 | 46,047 | 192,208 | 133,260 | 289.4% | (12,901) | (6.7)% |
| Share Trading Portfolio | 47 | 41,924 | 46,755 | 103,421 | (4,831) | (10.3)% | (61,497) | (59.5)% |
| Investments in Time Deposits and Placements | 324 | 288,987 | 295,335 | 157,988 | (6,348) | (2.1)% | 130,999 | 82.9% |
| Restricted Investments | 12 | 10,998 | 6,930 | 5,958 | 4,068 | 58.7% | 5,040 | 84.6% |
| | 2,156 | 1,925,140 | 1,399,166 | 1,179,917 | 525,974 | 37.6% | 745,223 | 63.2% |
| LOAN PORTFOLIO (4) | | | | | | | | |
| Current | 2,846 | 2,541,396 | 2,474,324 | 2,204,097 | 67,072 | 2.7% | 337,299 | 15.3% |
| Rescheduled | 88 | 78,225 | 68,710 | 36,120 | 9,515 | 13.8% | 42,105 | 116.6% |
| Past Due | 92 | 82,182 | 62,914 | 56,561 | 19,268 | 30.6% | 25,621 | 45.3% |
| In Litigation | 17 | 15,351 | 14,788 | 19,728 | 563 | 3.8% | (4,377) | (22.2)% |
| | 3,043 | 2,717,154 | 2,620,736 | 2,316,506 | 96,418 | 3.7% | 400,648 | 17.3% |
| Allowance for Losses on Loan Portfolio | (174) | (155,698) | (139,401) | (120,613) | (16,297) | 11.7% | (35,085) | 29.1% |
| | 2,868 | 2,561,456 | 2,481,335 | 2,195,893 | 80,121 | 3.2% | 365,563 | 16.6% |
| INTEREST AND COMMISSIONS RECEIVABLE | 91 | 81,312 | 63,094 | 55,883 | 18,218 | 28.9% | 25,429 | 45.5% |
| LONG-TERM INVESTMENTS | 11 | 9,794 | 10,395 | 7,012 | (601) | (5.8)% | 2,782 | 39.7% |
| ASSETS AVAILABLE FOR SALE | 28 | 25,097 | 30,665 | 37,767 | (5,568) | (18.2)% | (12,670) | (33.5)% |
| PROPERTY AND EQUIPMENT | 269 | 239,938 | 242,493 | 244,835 | (2,555) | (1.1)% | (4,897) | (2.0)% |
| OTHER ASSETS | 354 | 315,878 | 299,292 | 270,429 | 16,586 | 5.5% | 45,449 | 16.8% |
| TOTAL ASSETS | 6,423 | 5,735,687 | 5,274,694 | 4,711,272 | 460,993 | 8.7% | 1,024,415 | 21.7% |

(1) 2002 Quarter end exchange rate: Bs./US$ 893. 2001 Quarter end exchange rate: Bs./US$ 706

(2) Net of investments assigned through liquid assets accounts and participations of Bs. 264,620 billion at March 31, 2002, Bs. 352.546 Billion December 31, 2001 and Bs. 332,557 million at March 31, 2001

MERCANTIL

# MERCANTIL SERVICIOS FINANCIEROS C.A.
## CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

| LIABILITIES AND SHAREHOLDERS´EQUITY | US$ (1) | Bolivars, except percentages | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | March 2002 vs December 2001 | | March 2002 vs March 2001 | |
| | 03-31-02 | 03-31-02 | 12-31-01 | 03-31-01 | Increase (decrease) | % of change | Increase (decrease) | % of change |
| LIABILITIES | | | | | | | | |
| DEPOSITS | | | | | | | | |
| Non-interest Bearing | 864 | 771,650 | 886,502 | 896,641 | (114,852) | (13.0)% | (124,991) | (13.9)% |
| Interest-Bearing | 1,711 | 1,527,567 | 1,320,570 | 910,207 | 206,997 | 15.7% | 617,360 | 67.8% |
| Savings Deposits | 890 | 795,025 | 845,967 | 671,579 | (50,942) | (6.0)% | 123,446 | 18.4% |
| Time Deposits | 1,394 | 1,245,022 | 1,014,153 | 1,137,572 | 230,869 | 22.8% | 107,450 | 9.4% |
| | 4,859 | 4,339,264 | 4,067,192 | 3,615,999 | 272,072 | 6.7% | 723,265 | 20.0% |
| DEPOSITS AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION | | | | | | | | |
| Publicly Traded Debt Securities Issued by MSF | 74 | 66,270 | 59,814 | 0 | 6,456 | 100.0% | 66,270 | 100.0% |
| | 74 | 66,270 | 59,814 | 0 | 6,456 | 100.0% | 66,270 | 100.0% |
| FINANCIAL LIABILITIES | | | | | | | | |
| Borrowings With Venezuelan Financial Institutions, Up to One Year | 14 | 12,690 | 17,148 | 7,969 | (4,458) | (26.0)% | 4,721 | 59.2% |
| Borrowings With Venezuelan Financial Institutions, More Than one Year | 0 | 410 | 4,238 | 561 | (3,828) | 100.0% | (151) | (26.9)% |
| Borrowings With Foreign Financial Institutions, Up to One Year | 82 | 73,063 | 84,856 | 43,505 | (11,793) | (13.9)% | 29,558 | 67.9% |
| Borrowings With Foreign Financial Institutions, More Than One Year | 53 | 47,119 | 33,574 | 65,957 | 13,545 | 40.3% | (18,838) | (28.6)% |
| Borrowings Under Repurchase Agreements | 11 | 9,887 | 4,593 | 9,659 | 5,294 | 100.0% | 228 | 2.4% |
| Other Borrowings, Up to One Year | 40 | 35,955 | 24,418 | 23,919 | 11,537 | 100.0% | 12,036 | 50.3% |
| Other Borrowings, More Than One Year | 14 | 12,604 | 14,748 | 25,175 | (2,144) | 100.0% | (12,571) | (49.9)% |
| | 218 | 194,519 | 183,575 | 176,745 | 10,944 | 6.0% | 17,774 | 10.1% |
| INTEREST AND COMMISSION PAYABLE | 29 | 25,695 | 14,215 | 12,128 | 11,480 | 80.8% | 13,567 | 111.9% |
| OTHER LIABILITIES | 433 | 387,073 | 273,939 | 219,864 | 113,134 | 41.3% | 167,209 | 76.1% |
| SUBORDINATED DEBT | 65 | 58,061 | 49,205 | 45,939 | 8,856 | 18.0% | 12,122 | 26.4% |
| TOTAL LIABILITIES | 5,678 | 5,070,882 | 4,647,940 | 4,070,675 | 422,942 | 9.1% | 1,000,207 | 24.6% |
| MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES | 2 | 2,114 | 15,363 | 54,361 | (13,249) | (86.2)% | (52,247) | (96.1)% |
| SHAREHOLDERS' EQUITY | | | | | | | | |
| CAPITAL STOCK | | | | | | | | |
| Paid-in Capital | 66 | 58,648 | 58,648 | 57,291 | 0 | 0.0% | 1,357 | 2.4% |
| CAPITAL INFLATION ADJUSTMENT | 215 | 191,709 | 191,709 | 191,709 | 0 | 0.0% | 0 | 0.0% |
| SHARE PREMIUM | 71 | 63,569 | 63,569 | 67,143 | 0 | 0.0% | (3,574) | (5.3)% |
| CAPITAL RESERVE | 181 | 161,244 | 161,245 | 156,380 | (1) | (0.0)% | 4,864 | 3.1% |
| NEGATIVE GOODWILL | 0 | 0 | 0 | 1,423 | 0 | 0.0% | (1,423) | (100.0)% |
| TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD | 22 | 19,598 | (780) | (8,968) | 20,378 | (2612.6)% | 28,566 | (318.5)% |
| RETAINED EARNINGS | 220 | 196,226 | 165,139 | 137,389 | 31,087 | 18.8% | 58,837 | 42.8% |
| SHARES REPURCHASED HELD BY SUBSIDIARIES | (26) | (23,476) | (18,414) | (19,259) | (5,062) | 27.5% | (4,217) | 21.9% |
| UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE | (5) | (4,827) | (9,725) | 3,128 | 4,898 | (50.4)% | (7,955) | (254.3)% |
| TOTAL SHAREHOLDERS' EQUITY | 742 | 662,691 | 611,391 | 586,236 | 51,300 | 8.4% | 76,455 | 13.0% |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 6,423 | 5,735,687 | 5,274,694 | 4,711,272 | 460,993 | 8.7% | 1,024,415 | 21.7% |

(1) 2002 Quarter end exchange rate: Bs./US$ 893. 2001 Quarter end exchange rate: Bs./US$ 706

MERCANTIL

# MERCANTIL SERVICIOS FINANCIEROS C.A.
# CONSOLIDATED STATEMENT OF INCOME

UNAUDITED FIGURES

(Million of Bolivars, except percentages)

| | Quarter ended on | | Increase (decrease) | |
|---|---|---|---|---|
| | 03-31-02 | 03-31-01 | Bolivars | % |
| INTEREST INCOME | | | | |
| Income from Cash and Due from Banks | 7,856 | 3,892 | 3,964 | 101.8% |
| Income from Investment Securities | 31,411 | 33,527 | (2,116) | (6.3)% |
| Income from Loan Portfolio | 131,915 | 107,742 | 24,173 | 22.4% |
| INTEREST INCOME | 171,182 | 145,161 | 26,021 | 17.9% |
| INTEREST EXPENSE | | | | |
| Interest for Demand and Savings Deposits | 11,705 | 11,549 | 156 | 1.4% |
| Interest for Time Deposits | 26,021 | 21,482 | 4,539 | 21.1% |
| Interest for Securities Issued by the Bank | 5,603 | 0 | 5,603 | 100.0% |
| Interest on Financial Liabilities | 4,848 | 4,526 | 322 | 7.1% |
| INTEREST EXPENSE | 48,177 | 37,557 | 10,620 | 28.3% |
| GROSS FINANCIAL MARGIN | 123,005 | 107,604 | 15,401 | 14.3% |
| PROVISION FOR LOSSES LOAN PORTFOLIO | 19,579 | 12,066 | 7,513 | 62.3% |
| NET FINANCIAL MARGIN | 103,426 | 95,538 | 7,888 | 8.3% |
| COMMISSIONS AND OTHER INCOME | | | | |
| Trust Fund Operations | 3,674 | 2,814 | 860 | 30.6% |
| Foreign Currency Transactions | 6,039 | 1,467 | 4,572 | 311.7% |
| Commissions on Customer Account Transactions | 14,521 | 6,560 | 7,961 | 121.4% |
| Commissions on Letters of Credit and Guarantees Granted | 1,091 | 987 | 104 | 10.5% |
| Equity in Long-Term Investments | 1,902 | 609 | 1,293 | 212.3% |
| Exchange Gains and Losses | 18,110 | 1,477 | 16,633 | 1126.1% |
| Income (Loss) on Sale of Investment Securities | (1,466) | 3,660 | (5,126) | (140.1)% |
| Other Income | 17,295 | 11,005 | 6,290 | 57.2% |
| TOTAL COMMISSIONS AND OTHER INCOME | 61,166 | 28,579 | 32,587 | 114.0% |
| *INSURANCE PREMIUMS, NET OF CLAIMS* | | | | |
| Premiums | 27,090 | 8,482 | 18,608 | 219.4% |
| Claims Received | (21,840) | (7,386) | (14,454) | 195.7% |
| TOTAL INSURANCE PREMIUMS, NET OF CLAIMS | 5,250 | 1,096 | 4,154 | 379.0% |
| OPERATING INCOME | 169,842 | 125,213 | 44,629 | 35.6% |
| OPERATING EXPENSES | | | | |
| Salaries and employee benefits | 56,470 | 43,586 | 12,884 | 29.6% |
| Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others | 24,244 | 24,197 | 47 | 0.2% |
| Fees paid to regulatory agencies | 3,864 | 2,757 | 1,107 | 40.2% |
| Other operating expenses | 44,720 | 34,600 | 10,120 | 29.2% |
| TOTAL OPERATING EXPENSES | 129,298 | 105,140 | 24,158 | 23.0% |
| INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST | 40,544 | 20,073 | 20,471 | 102.0% |
| TAXES | | | | |
| Current | 8,211 | 4,652 | 3,559 | 76.5% |
| Deferred | (1,507) | (721) | (786) | 109.0% |
| TOTAL TAXES | 6,704 | 3,931 | 2,773 | 70.5% |
| Minority interest | (108) | (31) | (77) | 248.4% |
| **NET INCOME** | 33,732 | 16,111 | 17,621 | 109.4% |
| **NET INCOME IN US$ (1)** | 38 | 23 | 15 | 63.7% |

(1) 2002 Quarter end exchange rate: Bs./US$ 893. 2001 Quarter end exchange rate: Bs./US$ 706

MERCANTIL

# BREAKDOWN OF THE LOAN PORTFOLIO

# ANNEX I

## By Situation

| | 03-31-02 | 12-31-01 | 03-31-01 | 03-31-2002 vs 12-31-2001 | 03-31-2002 vs 03-31-2001 |
|---|---|---|---|---|---|
| | In million of bolivars | | | % of change | |
| Current | 2,541,396 | 2,474,324 | 2,204,097 | 2.7% | 15.3% |
| Rescheduled | 78,225 | 68,710 | 36,120 | 13.9% | 116.6% |
| Past Due | 82,182 | 62,914 | 56,561 | 30.6% | 45.3% |
| In Litigation | 15,351 | 14,788 | 19,728 | 3.8% | (22.2)% |
| Gross Loan Portfolio | 2,717,154 | 2,620,736 | 2,316,506 | 3.7% | 17.3% |
| Allowance for Losses on Loan Portfolio | (155,698) | (139,401) | (120,613) | 11.7% | 29.1% |
| Total Loan Portfolio | 2,561,456 | 2,481,335 | 2,195,893 | 3.2% | 16.7% |

## By Economic Activity

| | 03-31-02 | | 12-31-01 | | 03-31-01 | |
|---|---|---|---|---|---|---|
| | (In million of Bolivars, except percentages) | | | | | |
| Commercial | 964,166 | 35.5% | 877,675 | 33.5% | 682,102 | 29.4% |
| Foreing trade | 386,097 | 14.2% | 339,738 | 13.0% | 381,444 | 16.5% |
| Home mortgage | 146,984 | 5.4% | 160,614 | 6.1% | 107,828 | 4.7% |
| Industrial | 175,763 | 6.5% | 229,611 | 8.8% | 227,362 | 9.8% |
| Construction | 318,422 | 11.7% | 260,024 | 9.9% | 210,708 | 9.1% |
| Consumer | 184,084 | 6.8% | 190,500 | 7.3% | 158,962 | 6.9% |
| Services | 181,937 | 6.7% | 177,647 | 6.8% | 161,728 | 7.0% |
| Agricultural | 172,482 | 6.3% | 182,629 | 7.0% | 153,819 | 6.6% |
| Car loans | 85,268 | 3.1% | 86,894 | 3.3% | 58,912 | 2.5% |
| Other | 101,951 | 3.8% | 115,404 | 4.3% | 173,641 | 7.5% |
| | 2,717,154 | 100.0% | 2,620,736 | 100.0% | 2,316,506 | 100.0% |

## By Type of Risk

(Classified following the definitions and regulations of the Venezuelan Superintendency of Banks)

| | 03-31-02 | | 12-31-01 | | 03-31-01 | |
|---|---|---|---|---|---|---|
| | (In million of Bolivars, except percentages) | | | | | |
| Nomal | 2,340,087 | 86.1% | 2,300,103 | 87.8% | 2,022,601 | 87.3% |
| Potential | 148,698 | 5.5% | 101,111 | 3.9% | 103,325 | 4.5% |
| Real | 146,226 | 5.4% | 138,462 | 5.3% | 120,007 | 5.2% |
| High | 72,097 | 2.7% | 72,659 | 2.8% | 58,149 | 2.5% |
| Unrecoverable | 10,046 | 0.3% | 8,402 | 0.2% | 12,424 | 0.5% |
| | 2,717,154 | 100.0% | 2,620,736 | 100.0% | 2,316,506 | 100.0% |

## By Geographical Location of the Debtor

| | 03-31-02 | | 12-31-01 | | 03-31-01 | |
|---|---|---|---|---|---|---|
| | (In million of Bolivars, except percentages) | | | | | |
| Venezuela | 1,559,982 | 57.4% | 1,677,312 | 64.0% | 1,513,504 | 65.3% |
| United states of America | 756,066 | 27.8% | 581,625 | 22.2% | 387,562 | 16.7% |
| Brazil | 66,842 | 2.5% | 69,327 | 2.6% | 92,461 | 4.0% |
| Colombia | 53,584 | 2.0% | 40,942 | 1.6% | 42,169 | 1.8% |
| Mexico | 106,107 | 3.9% | 48,332 | 1.8% | 112,913 | 4.9% |
| Peru | 42,321 | 1.6% | 10,730 | 0.4% | 43,718 | 1.9% |
| Dominican Republic | 37,641 | 1.4% | 26,280 | 1.0% | 26,108 | 1.1% |
| Other countries | 94,611 | 3.4% | 166,188 | 6.4% | 98,071 | 4.2% |
| | 2,717,154 | 100.0% | 2,620,736 | 100.0% | 2,316,506 | 99.9% |

## By Maturity

| | 03-31-02 | | 12-31-01 | | 03-31-01 | |
|---|---|---|---|---|---|---|
| | (In million of Bolivars, except percentages) | | | | | |
| Up to six months | 1,503,492 | 55.3% | 1,571,538 | 60.0% | 1,426,379 | 61.6% |
| Six months to one year | 311,412 | 11.5% | 213,555 | 8.1% | 180,244 | 7.8% |
| One to two years | 160,958 | 5.9% | 130,091 | 5.0% | 134,594 | 5.8% |
| Two to three years | 140,029 | 5.2% | 144,724 | 5.5% | 113,515 | 4.9% |
| Three to four years | 156,472 | 5.8% | 122,062 | 4.7% | 67,124 | 2.9% |
| Four to five years | 102,704 | 3.8% | 106,036 | 4.0% | 94,847 | 4.1% |
| Over five years | 342,087 | 12.5% | 332,730 | 12.7% | 299,803 | 12.9% |
| | 2,717,154 | 100.0% | 2,620,736 | 100.0% | 2,316,506 | 100.0% |

MERCANTIL

# ANNEX II

Page 1/2

## BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
### (According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

| SUMMARY OF BALANCE SHEET | US$ (2) | Bolivars, except percentages | | | March 2002 vs December 2001 | | March 2002 vs March 2001 | |
|---|---|---|---|---|---|---|---|---|
| | 03-31-02 | 03-31-02 | 12-31-01 | 03-31-01 | Increase (decrease) | % of change | Increase (decrease) | % of change |
| | | (Million) | | | | | | |
| ASSETS | | | | | | | | |
| Cash and Due from Banks | 615 | 549,000 | 680,714 | 702,040 | (131,714) | (19.3)% | (153,040) | (21.8)% |
| Investments Portfolio | 604 | 539,578 | 410,268 | 513,331 | 129,310 | 31.5% | 26,247 | 5.1% |
| Loan Portfolio | 1,679 | 1,499,984 | 1,650,401 | 1,500,293 | (150,417) | (9.1)% | (309) | 0.0% |
| Properties and Equipment and Other Assets | 567 | 506,423 | 532,515 | 534,638 | (26,092) | (4.9)% | (28,215) | (5.3)% |
| TOTAL ASSETS | 3,465 | 3,094,985 | 3,273,898 | 3,250,302 | (178,913) | (5.5)% | (155,317) | (4.8)% |
| LIABILITIES AND SHAREHOLDERS'EQUITY | | | | | | | | |
| Deposits | 2,501 | 2,233,930 | 2,510,034 | 2,467,540 | (276,104) | (11.0)% | (233,610) | (9.5)% |
| Financial Liabilities and Other Liabilities | 390 | 347,889 | 311,021 | 295,244 | 36,868 | 11.9% | 52,645 | 17.8% |
| TOTAL LIABILITIES | 2,891 | 2,581,819 | 2,821,055 | 2,762,784 | (239,236) | (8.5)% | (180,965) | (6.6)% |
| SHAREHOLDERS' EQUITY | 574 | 513,166 | 452,843 | 487,518 | 60,323 | 13.3% | 25,648 | 5.3% |
| TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY | 3,465 | 3,094,985 | 3,273,898 | 3,250,302 | (178,913) | (5.5)% | (155,317) | (4.8)% |

| SUMMARY OF STATEMENT OF INCOME | US$ (2) | Quarter ended on | | March 2002 vs December 2001 | |
|---|---|---|---|---|---|
| | 03-31-02 | 03-31-02 | 03-31-01 | Increase (decrease) | % of change |
| | (Million) | (Million of Bolivars, except percentages) | | | |
| Interest Income | 160 | 142,825 | 120,461 | 22,364 | 18.6% |
| Interest Expense | 45 | 40,876 | 27,301 | 13,575 | 49.7% |
| Gross Financial Margin | 115 | 101,949 | 93,160 | 8,789 | 9.4% |
| Provision for Losses on Loan Portfolio | 19 | 16,663 | 9,765 | 6,898 | 70.6% |
| Net Financial Margin | 96 | 85,286 | 83,395 | 1,891 | 2.3% |
| Commissions and Other Income | 49 | 43,911 | 19,632 | 24,279 | 123.7% |
| Operating Income | 145 | 129,197 | 103,027 | 26,170 | 25.4% |
| Operating Expenses | 115 | 103,080 | 92,796 | 10,284 | 11.1% |
| Income before Taxes, Extraordinary Item and Minority Interest | 30 | 26,117 | 10,231 | 15,886 | 155.3% |
| Taxes | 4 | 3,445 | 2,124 | 1,321 | 62.2% |
| Benefit from Utilization of Tax Loss Carryforwards | 0 | 0 | 0 | 0 | 0.0% |
| NET INCOME | 26 | 22,672 | 8,107 | 14,565 | 179.7% |
| **NET INCOME IN US$ (3)** | | **26** | **9** | **16** | **180.2%** |

(1) These financial statements are presented according to CNV rules (see page 2), reflecting Banco Mercantil's contribution to MSF's Results

(1) 2002 Quarter end exchange rate: Bs./US$ 893. 2001 Quarter end exchange rate: Bs./US$ 706

(2) 2002 Quarterly average exchange rate: Bs./US$ 898. 2001 Quarterly average exchange rate: Bs./US$ 702

| Banco Mercantil Ratios (4) | System average | Quarter ended on 03-31-02 | 03-31-01 |
|---|---|---|---|
| Gross financial margin / Average assets | 20.10% | 22.07% | 18.61% |
| Return on average assets (ROA) (5) | 4.23% | 4.68% | 1.86% |
| Return on average equity (ROE) (5) | 28.63% | 37.37% | 16.49% |
| Non performing loans / Gross loans | 5.20% | 4.58% | 3.78% |
| Allowance for losses on loan portfolio / Non performing loans | 127.50% | 163.99% | 164.12% |
| Allowance for losses on loan portfolio / Gross loans | 8.70% | 7.51% | 6.20% |
| Transformation expenses (6) / Average total income | 43.80% | 54.29% | 67.76% |
| Tranformation expenses (6) / Average total assets (5) | 8.90% | 11.36% | 9.74% |

(3) Consolidanting only its agencies and subsidiary abroad for the purpose of its comparison with available ratios of the Venezuelan Banking System.
(4) Annualized
(6) Excludes fees paid to Fogade and to the Superintendency of Banks

#### RECONCILIATION OF HISTORIC PROFIT WITH CONTRIBUTION TO MSF's FINANCIAL RESULTS

| | Quarter ended on 03-31-02 | 03-31-01 |
|---|---|---|
| | (Million of | Bolivars) |
| Historical profit (7) | 35.982 | 14,605 |
| Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page 2) | (2,845) | (5,105) |
| Interest for securities issued by the Bank. | (5,603) | 0 |
| Dividends and exchange adjustments for preferred. | (4.862) | (1,393) |
| CONTRIBUTION TO MSF's FINANCIAL RESULTS | 22,672 | 8,107 |

(7) Considering criteria of the Superintendency of Banks in Venezuela

MERCANTIL

# ANNEX II

Page 2/2

## COMMERCEBANK HOLDING CORPORATION
## CONSOLIDATED BALANCE SHEET
## (According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

| SUMMARY BALANCE SHEET | US$ (2) | Bolivars, except percentages | | | March 2002 vs December 2001 | | March 2002 vs March 2001 | |
|---|---|---|---|---|---|---|---|---|
| | 03-31-02 | 03-31-02 | 12-31-01 | 03-31-01 | Increase (decrease) | % of change | Increase (decrease) | % of change |
| | | (Million) | | | | | | |
| ASSETS | | | | | | | | |
| Cash and Due from Banks | 38 | 34,263 | 23,146 | 44,463 | 11,117 | 48.0% | (10,200) | (22.9)% |
| Investments Securities | 1,402 | 1,252,349 | 830,226 | 492,452 | 422,123 | 50.8% | 759,897 | 154.3% |
| Loan Portfolio | 1,105 | 986,604 | 775,532 | 631,485 | 211,072 | 27.2% | 355,119 | 56.2% |
| Properties and Equipment and Other Assets | 59 | 52,518 | 59,944 | 36,832 | (7,426) | (12.4)% | 15,686 | 42.6% |
| TOTAL ASSETS | 2,604 | 2,325,734 | 1,688,848 | 1,205,232 | 636,886 | 37.7% | 1,120,502 | 93.0% |
| LIABILITIES AND SHAREHOLDERS'EQUITY | | | | | | | | |
| Deposits | 2,283 | 2,039,078 | 1,488,619 | 1,040,689 | 550,459 | 37.0% | 998,389 | 95.9% |
| Financial Liabilities and Other Liabilities | 204 | 182,072 | 115,090 | 102,466 | 66,982 | 58.2% | 79,606 | 77.7% |
| TOTAL LIABILITIES | 2,487 | 2,221,150 | 1,603,709 | 1,143,155 | 617,441 | 38.5% | 1,077,995 | 94.3% |
| SHAREHOLDERS' EQUITY | 117 | 104,584 | 85,139 | 62,077 | 19,445 | 22.8% | 42,507 | 68.5% |
| TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY | 2,604 | 2,325,734 | 1,688,848 | 1,205,232 | 636,886 | 37.7% | 1,120,502 | 93.0% |

| SUMMARY STATEMENT OF INCOME | US$ (3) | Quarter ended on | | March 2002 vs December 2001 | |
|---|---|---|---|---|---|
| | 03-31-02 | 03-31-02 | 12-31-01 | Increase (decrease) | % of change |
| | (Million) | (Million of Bolivars, except percentages) | | | |
| Interest Income | 28 | 24,925 | 20,807 | 4,118 | 19.8% |
| Interest Expense | 8 | 6,422 | 9,730 | (3,308) | (34.0)% |
| Gross Financial Margin | 20 | 18,503 | 11,077 | 7,426 | 67.0% |
| Provision for Losses on Loan Portfolio | 3 | 2,695 | 2,110 | 585 | 27.7% |
| Net Financial Margin | 17 | 15,808 | 8,967 | 6,841 | 76.3% |
| Commissions and Other Income | 3 | 2,965 | 2,063 | 902 | 43.7% |
| Operating Income | 20 | 18,773 | 11,030 | 7,743 | 70.2% |
| Operating Expenses | 12 | 11,124 | 6,809 | 4,315 | 63.4% |
| Income before Taxes, Extraordinary Item and Minority Interest | 8 | 7,649 | 4,221 | 3,428 | 81.2% |
| Taxes | 3 | 2,947 | 1,632 | 1,315 | 80.6% |
| NET INCOME | 5 | 4,702 | 2,589 | 2,113 | 81.6% |
| NET INCOME IN US$ (2) | | 5 | 3 | 2 | 82.8% |

(1) These financial statements are presented according to CNV rules (see page 2), reflecting Commercebank contribution to MSF's Results

(1) 2002 Quarter end exchange rate: Bs./US$ 893. 2001 Quarter end exchange rate: Bs./US$ 706

(2) 2002 Quarterly average exchange rate: Bs./US$ 898. 2001 Quarterly average exchange rate: Bs./US$ 702

| Ratios Commercebank Holding Corporation | Quarter 03-31-2002 | System USA (4) Local Peer | Florida |
|---|---|---|---|
| Gross financial margin / Average assets | 3.47% | 3.69% | 4.22% |
| Return on average assets (ROA) (3) | 0.83% | 0.62% | 0.59% |
| Return on average equity (ROE) (3) | 17.43% | 6.01% | 7.25% |
| Non performing loans / Gross loans | 1.94% | 1.46% | 0.73% |
| Allowance for losses on loan portfolio / Non performing loans | 125.61% | 754.00% | 154.00% |
| Allowance for losses on loan portfolio / Gross loans | 2.39% | 1.70% | 1.42% |
| Transformation expenses / average total assets (3) | 1.99% | 2.77% | 3.60% |

(3) Annualized

(4) Based on December 2001 figures

## ANNEX III

## Summary of Financial Ratios

| | US$ | Quarter ended on | |
|---|---|---|---|
| | 03-31-02 | 03-31-02 | 03-31-01 |
| **Net income in million of Bolivars (1)** | 37.55 | **33,732** | **16,111** |
| **Per share data:** | | | |
| **Class "A" share:** | | | |
| Number of shares outstanding (2) | | 203,846,425 | 199,820,695 |
| Price in Bs. (3) | 1.37 | 1,225 | 1,409 |
| Average daily volume (# of Shares) | | 58,340 | 106,747 |
| Price / Book value per share | | 0.68 | 0.87 |
| Price / Earnings per share | | 13.33 | 31.51 |
| **Class "B" share:** | | | |
| Number of shares outstanding | | 163,327,562 | 160,456,047 |
| Price in Bs. (3) | 1.25 | 1,120 | 1,020 |
| Average daily volume (# of Shares) | | 69,918 | 421,760 |
| Price / Book value per share | | 0.62 | 0.63 |
| Price / Earnings per share | | 12.19 | 22.81 |
| Book value per share in Bs. (Equity / # of shares outstanding) (4) (3) | 2.02 | 1,804.84 | 1,627.18 |
| Earnings per share in Bs. (1) (4) | 0.10 | 91.87 | 44.72 |
| Market Capitalization in million (3) | 484 | 432,639 | 445,213 |
| **Profitability Ratios:** | | | |
| Gross financial margin / Average interest earning assets (5) | | 11.59% | 13.21% |
| Commissions and other income as a percentage of Total income | | 32.29% | 20.82% |
| Return on average assets (ROA) (5) | | 2.45% | 1.41% |
| Return on average equity (ROE) (5) | | 21.18% | 11.19% |
| **Efficiency Ratios:** | | | |
| Operating expenses / Total income | | 68.26% | 76.59% |
| Operating expenses / Average assets average (5) | | 9.39% | 9.17% |
| **Liquidity Ratios:** | | | |
| Cash and due from banks / Deposits | | 13.30% | 19.90% |
| Cash and due from banks and Investments securities / Deposits | | 57.66% | 52.53% |
| **Asset Quality Ratios:** | | | |
| Non performing loans/ Gross loans | | 3.59% | 3.29% |
| Allowance for losses on loan portfolio / Non performing loans | | 159.64% | 158.10% |
| Allowance for losses on loan portfolio / Gross loans | | 5.73% | 5.21% |
| **Other:** | | | |
| Number of branches (6) | | 361 | 355 |
| Number of employees (7) | | 8,794 | 8,047 |
| Number of ATM (8) | | 740 | 753 |
| Number of points of sale (POS) | | 10,029 | 10,672 |
| **Capital Adequacy Ratios:** | | | |
| Shareholders'equity / Total assets | | 11.55% | 12.44% |
| CNV (6) | | | |
| Risk based capital (minimum required 8%) | | 19.06% | 21.35% |
| Core capital (minimum required 4%) | | 16.00% | 16.43% |
| BIS (9) | | | |
| Risk based capital | | 19.03% | 21.32% |
| Core capital | | 15.97% | 16.45% |

(1) 2002 Quarterly average exchange rate: Bs./US$ 898.

(2) Outstanding shares, less repurchased shares and shares held by subsidiaries

(3) 2002 Quarterly average exchange rate: Bs./US$ 893.

(4) Based on the weighted-average number of shares 375,204,690 in 03-31-2002 and 392,838,797 in 03-31-2001

(5) Annualized

(6) Of the total, 340 in March 2002 and 335 in March 2001 belong to MSF in Venezuela

(7) Of these, 7,293 in March 2002 and 6,927 in March 2001 are for Venezuela, including 932 employees of Seguros Orinoco and its subsidiaries.

(8) Of the total, 731 in March 2002 and 744 in March 2001 belogn to MSF in Venezuela

(9) According to Basle guidelines

MERCANTIL

ANNEX IV

# Venezuela's Principal Indicators

| | 2000 | 2001 | I 00 | II 00 | III 00 | IV 00 | I 01 | II 01 | III 01 | IV 01 | I 02 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Gross Domestic Product (% Change) (1)** | 3.2 | 2.7 | 0.9 | 2.7 | 3.5 | 5.7 | 3.8 | 2.6 | 2.8 | 15 | N.D. |
| Total | 3.2 | -0.9 | -10 | 0.9 | 5.2 | 7.7 | 3.6 | -18 | -11 | -4.2 | N.D. |
| Oil activities | 3.0 | 3.8 | 11 | 2.9 | 3.0 | 4.9 | 4 | 4.1 | 3.9 | 3.4 | N.D. |
| Non-Oil activities | 10.9 | 8.5 | 219 | 18.9 | 10 | 5.7 | 17 | 6.2 | 15.1 | 10.2 | N.D. |
| Derechos de importación | | | | | | | | | | | |
| **Consumer Price Index (% Change) (2)** | 13.4 | 12.3 | 12.7 | 15.6 | 15.0 | 10.5 | 9.0 | 15.5 | 14.3 | 10.5 | 31.3 |
| **Unemployment Rate (% Change) (3)** | 13.2 | N.D. | 15.3 | 14.0 | 14.1 | 12.1 | 14.2 | 13.3 | 13.4 | 12.1 | N.D. |
| **Monetary Liquidity (% Change) (1)** | 27.8 | 4,4 (4) | 23.9 | 24.0 | 26.4 | 27.8 | 22.0 | 14.8 | 112 | 4.5 | 4,2 (4) |
| **Interest Rates (Period end) (%) (5)** | | | | | | | | | | | |
| **Six Main Commercial and Universal Banks** | | | | | | | | | | | |
| Loan rate | 23.9 | 24.8 | 25.1 | 26.2 | 23.7 | 22.0 | 211 | 23.4 | 35.9 | 27.7 | 55.8 |
| Average loan rate | 24.5 | 24.8 | 27.8 | 25.1 | 23.6 | 216 | 216 | 214 | 27.83 | 28.57 | 48.3 |
| Saving rate | 3.4 | 2.4 | 3.6 | 3.2 | 3.0 | 2.8 | 2.8 | 2.2 | 2.1 | 2.3 | 3.1 |
| 90 days time deposits rate | 14.8 | 14.7 | 14.4 | 16.4 | 14.0 | 13.5 | 113 | 13.6 | 19.4 | 19.5 | 44.4 |
| Average 90 days time deposits rate | 14.9 | 14.7 | 16.0 | 15.5 | 14.4 | 13.7 | 116 | 12.67 | 16.07 | 18.53 | 30.5 |
| **Exchange Rate** | | | | | | | | | | | |
| Period end (Bs/US$) (Bid rate) | 700.0 | 758.0 | 670.0 | 682.5 | 691.3 | 700.0 | 707.8 | 719.0 | 743.0 | 758.0 | 894.5 |
| Depreciation (%) (2) | 7.8 | 8.3 | 13.4 | 7.7 | 5.2 | 5.2 | 4.5 | 6.5 | 14.0 | 8.3 | 18 |
| **External Sector (million of US$)** | | | | | | | | | | | |
| **Trade Balance (6)** | 17,544 | 9,774 | 4,367 | 3,993 | 4,594 | 4,590 | 3,343 | 2,689 | 2,387 | 1,288 | N.D. |
| Oil Exports | 27,885 | 21,710 | 6,492 | 6,852 | 7,276 | 7,265 | 6,028 | 5,808 | 5,689 | 4,185 | N.D. |
| Non-Oil Exports | 5,150 | 5,346 | 1,233 | 1,329 | 1,273 | 1,315 | 1,269 | 1,302 | 1,414 | 1,352 | N.D. |
| Imports | 15,491 | 17,282 | 3,358 | 4,188 | 3,955 | 3,990 | 3,954 | 4,421 | 4,716 | 4,249 | N.D. |
| **Central Bank International Reserves (million of** | 15,883 | 12,289 | 14,419 | 15,094 | 16,545 | 15,883 | 14,865 | 13,425 | 12,009 | 12,296 | 9,449 |
| **FIEM** | 4,588 | 6,227 | 1,706 | 2,275 | 2,898 | 4,588 | 6,036 | 6,567 | 7,081 | 6,227 | 5,587 |
| **Oil Export Average Price (US$/b)** | 25.9 | 20.3 | 25.4 | 25.4 | 27.1 | 25.9 | 219 | 22.42 | 215 | 15.8 | 17.5 |
| **Central Government (billion of Bs) (7)** | | | | | | | | | | | |
| **Ordinary Income** | 16,025 | 18,159 | 3,212 | 3,199 | 3,342 | 4,911 | 3,652 | 4,865 | 4,208 | 3696 | N.D. |
| Oil Income | 8,199 | 8,714 | 1,474 | 1,539 | 1,747 | 3,245 | 1,682 | 2,941 | 2,222 | 1588 | N.D. |
| Non-Oil Income | 7,826 | 9,445 | 1,739 | 1,660 | 1,595 | 1,666 | 1,971 | 1,923 | 1,986 | 2108 | N.D. |
| **Ordinary Expenditures (8)** | 17,405 | 21,722 | 4,138 | 3,564 | 4,118 | 6,532 | 4,173 | 5,119 | 6,029 | 5759 | N.D. |